CUSIP No. 805423 10 0	Schedule 13G	Page 1 of 7 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934*

SAVVIS COMMUNICATIONS CORPORATION
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

805423 10 0
(CUSIP Number)

April 3, 2002
(Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 805423 10 0	Schedule 13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nortel Networks Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF	5 SOLE VOTING POWER
6,431,505
SHARES

BENEFICIALLY	6 SHARED VOTING POWER
0
OWNED BY

EACH	7 SOLE DISPOSITIVE POWER
6,431,505
REPORTING

PERSON WITH	8 SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,431,505

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 805423 10 0	Schedule 13G	Page 3 of 7 Pages

Item 1.

	(a)	Name of Issuer:

SAVVIS Communications Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

12851 World Gate Drive Herndon, Virginia 20170 U.S.A.

Item 2.

	(a)	Name of Person Filing:

Nortel Networks Corporation

	(b)	Address of Principal Business Office or, if none, Residence:

Nortel Networks Corporation 8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada

Attention: Corporate Secretary

	(c)	Citizenship:

Nortel Networks Corporation is a Canadian corporation.

	(d)	Title of Class of Securities:

Common Stock, $0.01 par value

	(e)	CUSIP No.:

805423 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 805423 10 0	Schedule 13G	Page 4 of 7 Pages

Item 4.		Ownership

	(a)	Amount Beneficially Owned:

6,431,505

	(b)	Percent of Class:

6.4%

	(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote:

6,431,505

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

6,431,505

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See Exhibit A.

CUSIP No. 805423 10 0	Schedule 13G	Page 5 of 7 Pages

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 805423 10 0	Schedule 13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 10, 2002	NORTEL NETWORKS CORPORATION

By:	/s/ DOUGLAS C. BEATTY ______________________________________ Name: Douglas C. Beatty Title: Controller

By:	/s/ BLAIR F. MORRISON ______________________________________ Name: Blair F. Morrison Title: Assistant Secretary

CUSIP No. 805423 10 0	Schedule 13G	Page 7 of 7 Pages

EXHIBIT A

The 6,431,505 shares beneficially owned by Nortel Networks Corporation consist of shares of common stock of SAVVIS Communications Corporation (“SAVVIS”) that are issuable upon the exercise of the warrant of SAVVIS held by Nortel Networks Inc., a wholly owned subsidiary of Nortel Networks Limited, which in turn is a wholly owned subsidiary of Nortel Networks Corporation.